# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: El Pollo Loco Holdings, Inc., CIK 0001606366
CUSIP: 268603107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3535 Harbor Blvd., Suite 100, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 05/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001509012
Persons authorized to receive notices and communications: T.A. McKinney, 261 Madison Ave., 9th Floor, New York, New York (NY), 10016, (212) 981-0140; Kris Herrmann & Louis Rambo, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, (212) 969-3000

## Reporting persons
- CSIP VI Corporate Acquisitions, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,541,862; sole dispositive power 0; shared dispositive power 1,541,862; aggregate amount beneficially owned 1,541,862 (5.1% of the class)
- CSFC Financing I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 31,467; sole dispositive power 0; shared dispositive power 31,467; aggregate amount beneficially owned 31,467 (0.1% of the class)
- CSFC Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,573,329; sole dispositive power 0; shared dispositive power 1,573,329; aggregate amount beneficially owned 1,573,329 (5.2% of the class)
- CapitalSpring Finance Company, LLC (CIK 0001509012): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,573,329; sole dispositive power 0; shared dispositive power 1,573,329; aggregate amount beneficially owned 1,573,329 (5.2% of the class)
- Richard Fitzgerald: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,573,329; sole dispositive power 0; shared dispositive power 1,573,329; aggregate amount beneficially owned 1,573,329 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: El Pollo Loco Holdings, Inc.
Address of issuer's principal executive offices: 3535 Harbor Blvd., Suite 100, Costa Mesa, California (CA), 92626

## Item 2. Identity and Background
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.01 per share (the "Shares") of El Pollo Loco Holdings, Inc. (the "Issuer") are:

(i) CSIP VI Corporate Acquisitions, LP ("CSIP VI")
(ii) CSFC Financing I, LLC ("CSFC Fin I")
(iii) CSFC Management Company, LLC ("CapitalSpring")
(iv) CapitalSpring Finance Company, LLC ("CFC")
(v) Richard Fitzgerald
Residence or business address: The address of the principal business office of each of the Reporting Persons is 3100 West End Avenue, Suite 940, Nashville, TN 37203.
Present principal occupation or employment: CSIP VI and CSFC Fin I are investment funds engaged in the purchase, holding and sale of securities for investment purposes. CFC is the parent company of CapitalSpring. CapitalSpring is the manager of CSFC Fin I and CFC and the investment manager of CSIP VI. Mr. Fitzgerald is the Managing Partner of CapitalSpring.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CSIP VI is a Delaware limited partnership. Each of CSFC Fin I, CapitalSpring, and CFC is a Delaware limited liability company. Mr. Fitzgerald is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported on this Schedule 13D were acquired using the working capital of CSIP VI and CSFC Fin I for an aggregate purchase price of $14.7 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
Representatives of the Reporting Persons intend to discuss with the Issuer's management, board of directors, other stockholders of the Issuer and others, including their respective advisors or representatives, the Issuer's performance, business, strategic direction, capital structure, and prospects, as well as various ways of maximizing stockholder value. Representatives of the Reporting Persons are engaged, and may engage from time to time, in discussions with the Issuer's management and other third parties with regard to a potential extraordinary transaction involving the Issuer and other third parties, including potential acquirers and financing sources, with which the Reporting Persons may participate, as investor, financing source, or otherwise. These discussions are separate from, and do not involve the third parties associated with, the unsolicited bid previously announced by the Issuer in April 2025. There is no assurance that any such transaction will develop or materialize, or if it does, as to its timing or whether the Reporting Persons will participate. In connection with these discussions, on May 21, 2025, CapitalSpring entered into a confidentiality agreement with the Issuer (the "Confidentiality Agreement"). The Confidentiality Agreement includes customary standstill provisions pursuant to which CapitalSpring has agreed not to take certain actions with respect to the Issuer for a period of 12 months, including limits on the acquisition of additional shares of the Issuer's Common Stock by CapitalSpring. The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 2 to this Schedule 13D and incorporated by reference to this Item 4.

The Reporting Persons expect to continuously review their investment in the Issuer. Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: CSIP VI holds 1,541,862 Shares. CSFC Fin I holds 31,467 Shares. The ownership percentages set forth on the cover pages to this Schedule 13D are based on 30,052,186 Shares outstanding as of April 25, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction with respect to the Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends or proceeds of the sale of the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described herein, including Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement
Exhibit 2 Confidentiality Agreement dated May 21, 2025

## Signatures
- CSIP VI Corporate Acquisitions, LP: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (05/29/2025)
- CSFC Financing I, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (05/29/2025)
- CSFC Management Company, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (05/29/2025)
- CapitalSpring Finance Company, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (05/29/2025)
- Richard Fitzgerald: /s/ Richard Fitzgerald, Richard Fitzgerald (05/29/2025)